[Vanguard Letterhead]

Via EDGAR and Federal Express

October 19, 2011

Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3561

Re:          Vanguard Natural Resources, LLC
Amendment No. 2 to Registration Statement on Form S-4
Filed October 3, 2011
File No. 333-175944

Dear Ms. Parker:

Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (“Vanguard,” the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 17, 2011, with respect to the Company’s Registration Statement on Form S-4, File No. 333-175944, initially filed with the Commission on August 2, 2011 (the “Registration Statement).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”).  For your convenience, we will hand deliver three full copies of Amendment No. 3 as well as three copies of Amendment No. 3 that are marked to show all changes made since the initial filing of the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Amendment No. 3 unless otherwise specified.

Amendment No. 2 to Registration Statement on Form S-4

The Merger, page 47

Unaudited Financial Projections of Vanguard and Encore, page 65

1.           We note your response to comment four in our letter dated September 28, 2011, and your revised disclosure at page 66 where you state that the companies’ management made assumptions about “the amount and timing of distributions by Vanguard and Encore, based on the then-current Vanguard distribution of $0.57 per unit per quarter and the existing Encore distribution policy[.]” Please disclose the projected distributions per unit for each company.

Response:

We have revised our disclosures on page 66 to include the projected distribution for each of Vanguard and Encore for each quarter during the projection period.

Opinion of the Vanguard Conflicts Committee’s Financial Advisor, page 67

2.           We reissue comment five in our letter dated September 28, 2011, wherein we asked you to disclose all material assumptions and other information used as inputs in RBC’s analyses. In particular, we note that you have not disclosed the following assumptions made by RBC in its Net Asset Value analysis: “drilling plans determined after the December 31, 2010 SEC reserve report,” “(ii) present value [...] of existing hedges,” “(iii) changes in working capital,” and “(iv) the book value or estimated value of other assets (including pipeline assets).” While we note your added language that “Vanguard’s reserve value was adjusted for the hedge value, working capital and pipeline value and then reduced by $517.2 million in net debt,” you have not disclosed the adjustments RBC made to each company’s respective reserves value “for the hedge value, working capital and pipeline value[.]”

Response:

We have revised our disclosures on page 70 to disclose the specific adjustments RBC made to each of Vanguard and Encore’s reserves value for the hedge value, working capital and pipeline value.  In addition, we have revised our disclosures on page 67 to describe the process that Vanguard and Encore’s management undertook in developing each company’s drilling program.  We have included a cross reference to such disclosures where RBC references management’s drilling plans on page 70.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please contact the undersigned at (832) 327-2259 or Stephen M. Gill of Vinson & Elkins LLP at (713) 758-4458.

Very truly yours,

VANGUARD NATURAL RESOURCES, LLC

By:  /s/ Scott W. Smith
Scott W. Smith
President and Chief Executive Officer

Enclosures

cc:           Alexandra M. Ledbetter, Staff Attorney, Securities and Exchange Commission